June 26th, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	K-TECH SOLUTIONS COMPANY LIMITED

Registration Statement on Form S-1 (File No. 333-287391) (the “Registration Statement”)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), American Trust Investment Services, Inc. as representative of the underwriters of the offering, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time on June 30th, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that the underwriters have distributed as many copies of the preliminary prospectus dated May 19th, 2025 (the “Preliminary Prospectus”) to prospective underwriters and dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

If you have any questions regarding this request, please contact our counsel Anthony DeMint of DEMINT LAW, PLLC, at 702-714-0889 or anthony@demintlaw.com.

Very truly yours,

American Trust Investment Services

By:	/s/ Kristopher Kessler
Name:	Kristopher Kessler
Title:	Managing Principal, Investment Banking